EXHIBIT 12.1
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	1999	2000	2001	2002	2003

Fixed Charges and Preferred
Stock Dividends:

Interest	$ 131	$ 119	$ 96	$ 83	$ 78

Interest portion of annual rentals	5	3	3	4	3

Total fixed charges	136	122	99	87	81

Preferred stock dividends (1)	10	13	11	9	9

Combined fixed charges and preferred stock
dividends for purpose of ratio	$ 146	$ 135	$ 110	$ 96	$ 90

Earnings:

Pretax income from continuing operations	$ 325	$ 295	$ 324	$ 300	$ 488

Total fixed charges (from above)	136	122	99	87	81

Less: interest capitalized	1	3	1	1	1

Total earnings for purpose of ratio	$ 460	$ 414	$ 422	$ 386	$ 568

Ratio of earnings to combined fixed charges
and preferred stock dividends	3.15	3.07	3.84	4.02	6.31

(1) In computing this ratio, "Preferred stock dividends" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.